UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. and Orthovita, Inc. today announced that the companies have begun the official commercial launch of Vitagel™.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: January 11, 2005

      By:/s/

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Tuesday, January 11, 2005

ANGIOTECH AND ORTHOVITA ANNOUNCE COMMERCIAL LAUNCH OF VITAGEL™

VANCOUVER, BC AND MALVERN, PA January 11th, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) and Orthovita, Inc. (NASDAQ: VITA) today announced that the companies have begun the official commercial launch of Vitagel™. Orthovita has initiated distribution through its 40 direct sales representatives and roughly 20 independent distributors. The direct representatives will have a launch base that extends over 500 hospitals. As part of the Cohesion consolidation, Angiotech expects a full transfer of production capabilities from the Palo Alto facility to Orthovita’s Malvern facility to be complete by Q3:05.

“We look forward to getting this product into the hands of the orthopedists,” said Antony Koblish, CEO of Orthovita. “We believe that Vitagel™ is not only a novel product, but has excellent sales synergies with our biomaterials franchise.”

“Orthovita has a specialized sales force focused on the spine and orthopedic biomaterials space,” said William Hunter, President and CEO of Angiotech. “We anticipate that Vitagel™ will be a useful and vital tool for orthopedists as they become increasingly familiar with the product.”

Vitagel™ Surgical Hemostat is designed for use in cardiovascular, orthopedic, urologic and general surgery indications to control bleeding. Vitagel™ differs from other competitors in that it uses autologous (a patient’s own) blood as opposed to products from pooled donor blood, thus reducing the risk of transmission of diseases associated with donor blood. Vitagel™ has been shown in randomized, controlled studies to reduce blood loss by over 50% during spinal surgeries. CE mark approval for Vitagel™ was granted in September 1998. In June 2000, Vitagel™ received approval from the United States Food and Drug Administration, or FDA, to market Vitagel™ in the U.S.

Orthovita is a specialty orthopedics company that develops and markets synthetic biomaterials for use in fracture repair and orthopedic trauma, spine surgery including spinal fusion, repair of osteoporosis-related fractures of the spine and other orthopedic applications. Orthovita’s products represent fully synthetic alternatives to the use of autograft or cadaver-derived bone material in orthopedic and spine surgery. To find out more about Orthovita, Inc., please visit our website at  www.orthovita.com.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc., please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which each Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against either Company; and other factors referenced in either Company's respective filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Nether Company assumes the obligation to update any forward-looking statements.

# # #

CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12

Joseph M. Paiva, Orthovita, Inc. (610) 640-1775 or (800) 676-8482